SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                For 25 July 2006


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                                Bank of Ireland

        Re-Issue from Treasury Stock to Trustees of Staff Stock Schemes

Bank of Ireland announces that on 24 July 2006 it re-issued from Treasury Stock 2,551,883 units of Ordinary Stock of nominal value of EUR0.64 each (Ordinary Stock) to the Trustees of the Staff Stock Issue Scheme, Republic of Ireland and to the Trustees of the Stock Incentive Plan, UK at EUR13.78 per unit.

Following the re-issue, Bank of Ireland holds 49,323,290 units of Ordinary Stock as Treasury Stock. The number of units of Ordinary Stock is now 975,792,199 excluding Treasury Stock.

The number of units of euro Preference Stock in issue is 3,026,598 and the number of units of Sterling Preference Stock in issue is 1,876,090.

25 July 2006

/ends

Enquiries

Dan Loughrey, Head of Group Corporate Communications 00-353-1-604-3833






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 25 July 2006